SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    --------


                                    FORM 8-K

                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




         Date of Report (Date of Earliest Event Reported): April 1, 2005

                               IAC/INTERACTIVECORP
             (Exact Name of Registrant as Specified in its Charter)



    Delaware                           0-20570                       59-2712887
    --------                           -------                       ----------

 (State or other               (Commission File Number)            (IRS Employer
 jurisdiction of                                                  Identification
  incorporation)                                                      Number)



                 152 West 57th Street, New York, New York 10019
                -------------------------------------------------
               (Address of principal executive offices) (zip code)

                                 (212) 314-7300
                --------------------------------------------------
               (Registrant's telephone number, including area code)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[x] Written communications pursuant to Rule 425 under the Securities Act (17 CFR
    230.425)
[x] Soliciting material pursuant to Rule 14a-12 under the Exchange Act
    (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange
    Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange
    Act (17 CFR 240.13e-4(c))

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ITEM 8.01.     OTHER EVENTS.

          On April 1, 2005, IAC/InterActiveCorp issued a press release announcing the completion of its previously announced acquisition of Cornerstone Brands, Inc. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.



ITEM 9.01.        FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits.

    Exhibit 99.1 Press release, dated April 1, 2005.

                                      *****

ADDITIONAL INFORMATION ABOUT THE ASK JEEVES ACQUISITION

                  In connection with its previously announced, pending acquisition of Ask Jeeves, Inc. ("Ask Jeeves"), IAC intends to file a registration statement with the Securities and Exchange Commission ("SEC") that will include a combined proxy statement/prospectus of Ask Jeeves and IAC and other relevant documents. Ask Jeeves stockholders should read the proxy statement/prospectus and other relevant materials when they become available, because they will contain important information about Ask Jeeves, IAC and the proposed merger.

                  In addition to the documents described above, Ask Jeeves and IAC file annual, quarterly and current reports, proxy statements and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed with the SEC by Ask Jeeves or IAC are available without charge at the SEC's website at www.sec.gov, or from the companies' websites, at www.ask.com and www.iac.com, respectively.

                  Ask Jeeves, IAC and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Ask Jeeves stockholders in connection with the proposed merger. A description of certain interests of the directors and executive officers of Ask Jeeves is set forth in Ask Jeeves' proxy statement for its 2004 annual meeting, which was filed with the SEC on April 16, 2004. A description of certain interests of the directors and executive officers of IAC is set forth in IAC's proxy statement for its 2004 annual meeting, which was filed with the SEC on April 29, 2004. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the proposed merger.

ADDITIONAL INFORMATION ABOUT THE IAC SPIN-OFF

                  As previously announced, IAC intends to spin-off its travel-related businesses into a separate publicly-traded company. In connection with the proposed spin-off it is currently expected that IAC will file a proxystatement/prospectus with the Securities and Exchange Commission (the "SEC"). Stockholders of IAC are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information about IAC, the proposed spin-off transaction and related matters. Investors and security holders can obtain free copies of the proxy statement/prospectus when it becomes available by contacting Investor Relations, IAC/InterActiveCorp, Carnegie Hall Tower, 152 W. 57th Street, 42nd Floor, New York, NY 10019 (Telephone: (212) 314-7400). Investors and security holders can also obtain free copies of the proxy statement/prospectus and other documents filed by IAC and Expedia with the SEC in connection with the proposed spin-off transaction at the SEC's web site at www.sec.gov.

                  In addition to the proxy statement, IAC files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC's web site at www.sec.gov. You may also read and copy any reports, statements and other information filed by IAC at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

                  IAC and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of IAC's stockholders to approve the proposed spin-off transaction. Such individuals may have interests in the transaction as described herein, including as a result of current holdings of options or shares of IAC's stock and future holdings of options or shares of Expedia's stock, which will be impacted in the transaction. Information regarding IAC and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in IAC's proxy statement, filed with the SEC on April 29, 2004.

                                    SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

                                                     IAC/INTERACTIVECORP


                                                 By:  /s/ Gregory R. Blatt
                                                     ---------------------------
                                                 Name:  Gregory R. Blatt
                                                 Title: Executive Vice President
                                                        and General Counsel

Date:  April 4, 2005

                                  EXHIBIT INDEX

99.1              Press Release, dated April 1, 2005